GRASIM

ADITYA BIRLA GROUP

05010980

82-3322

27th July, 2005

By Air Mail

**AIR MAIL**

**Securities & Exchange Commission**
**Division of Corporate Finance**
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sir,

1. In terms of Clause 41 of the Listing Agreement, we are pleased to enclose herewith a statement containing the Unaudited Financial Results (Provisional) (including Consolidated Financial Results) of Grasim Industries Limited for the quarter ended 30th June, 2005, which have been taken on record by the Board of Directors of the Company at their meeting held today.

   As required under Clause 41 of the Listing Agreement, the Statutory Auditors of the Company have done the Limited Review of the aforesaid results and a copy of their certificate of date to that effect is also sent herewith.

2. A copy of the Press Release being issued in above connection is also enclosed herewith.

Thanking you,

Yours faithfully,

**Ashok Malu**
**Company Secretary**

encl : as above

PROCESSED
SEP 08 2005
THOMSON
FINANCIAL

dlw 9/7

Press Release

Mumbai, July 27, 2005

**GRASIM, THE ADITYA BIRLA GROUP's FLAGSHIP COMPANY**
REPORTS EXCELLENT PERFORMANCE FOR Q1 FY 2006

**Consolidated Net Profit up by 42%**

**Consolidated Financial Performance** **Rs. Crores**

| | Q1FY06 | Q1FY05 | Q1FY05 Restated *(see note) | % change | FY 2005 (Audited) |
|---|---|---|---|---|---|
| **Net Revenue** | **2,495.3** | **1,602.1** | **2,302.9** | **8.4** | **9,410.0** |
| **Gross Profit** | **583.8** | **454.5** | **515.6** | **13.2** | **1,987.6** |
| Depreciation | 135.4 | 78.5 | 134.8 | 0.5 | 556.1 |
| Exceptional Items | - | - | - | - | (128.1) |
| Total Tax Expenses | 119.7 | 153.7 | 192.7 | (37.9) | 442.1 |
| **Profit after Taxes** | **328.7** | **222.3** | **188.1** | **74.8** | **861.3** |
| **Less: Minority's Share, etc.** | **32.6** | **-** | **(20.7)** | | **(19.0)** |
| **Net Profit** | **296.1** | **222.3** | **208.8** | **41.8** | **880.3** |
| **EPS (Rs.)** | **32.3** | **24.3** | **22.8** | **41.8** | **96.0** |

Note: * Consolidated Financial figures of Q1FY05 have been re-stated by incorporating the figures of UltraTech Cement Ltd. and its subsidiaries (UltraTech) so as to make them comparable with that of the current quarter. Consolidated Audited figures of FY05 already include full year figures of UltraTech and are not required to be restated.

Grasim, the flagship Company of the Aditya Birla Group, has posted excellent results for the quarter ended 30th June 2005. Its consolidated revenues have increased from Rs.2,303 crores in the corresponding quarter to Rs.2,495 crores, an increase of 8%. Gross Profit rose handsomely by 13% from Rs.516 crores to Rs.584 crores. Net Profit (excluding minority share) surged by 42% from Rs.209 crores to Rs.296 crores. EPS for the quarter increased from Rs.22.8 to Rs.32.3, showing a healthy growth of 42%.

Excellent performance from Cement and Chemical businesses and improved performance of all cement subsidiaries have enabled the company to post the outstanding performance.

## Grasim's Stand-alone Financial Performance

On a stand-alone basis too, notwithstanding the downtum faced by two of its major businesses, viz., Viscose Staple Fibre and Sponge Iron, the results for the quarter have been impressive. Revenues at Rs.1,553 crores were up by 2%. Net Profit was up by 15% from Rs.219 crores to Rs.251 crores.

## Highlights of Grasim's operations:

| | | Q1FY06 | Q1FY05 | % Change | FY 2005 |
|---|---|---|---|---|---|
| **Production -** | | | | | |
| Viscose Staple Fibre | M.T. | 52,282 | 59,712 | -12% | 247,952 |
| Cement | Mn. M.T. | 3.35 | 3.00 | 12% | 12.44 |
| White Cement | M.T. | 78,774 | 73,228 | 8% | 315,368 |
| Sponge Iron | M.T. | 179,816 | 176,932 | 2% | 780,341 |
| Caustic Soda | M.T. | 36,017 | 38,318 | -6% | 161,966 |
| **Sales Volumes -** | | | | | |
| Viscose Staple Fibre | M.T. | 52,956 | 60,877 | -13% | 231,533 |
| Cement | Mn. M.T. | 3.34 | 3.04 | 10% | 12.63 |
| White Cement | M.T. | 79,871 | 70,852 | 13% | 311,454 |
| Sponge Iron | M.T. | 143,627 | 183,459 | -22% | 772,799 |
| Caustic Soda | M.T. | 35,849 | 38,497 | -7% | 163,111 |
| **Net Realisation -** | | | | | |
| Viscose Staple Fibre | Rs./M.T. | 73,102 | 77,278 | -5% | 79,008 |
| Cement | Rs./M.T. | 2,019 | 1,933 | 4% | 1,874 |
| White Cement | Rs./M.T. | 5,870 | 4,966 | 18% | 5,612 |
| Sponge Iron | Rs./M.T. | 14,075 | 12,572 | 12% | 12,774 |
| Chemical Products | Rs./M.T. | 24,669 | 16,196 | 52% | 18,836 |

## VSF Business

Reflecting the global scenario, Grasim's VSF business saw a subdued performance. Capacity utilization was lower at 82% as against 94% in the corresponding quarter. Sales volumes and Realisations were down by 13% and 5% respectively, given the increased availability/usage of cotton at lower prices. Margins were under pressure as input costs, particularly chemicals, registered a sharp rise.

Going forward, the Company will concentrate on growing VSF business through value added new products and application development, aggressively branding the product for its feel, comfort and fashion. The Company's recently commissioned Research & Application Centre at Kharach (Gujarat) is engaged in developing new application and value added products for furthering the usage of VSF.

As a part of well-crafted strategy, the Company has embarked on capacity expansion and modernization at its VSF plants, involving a total capital outlay of over Rs.533 crores. This will increase Company's VSF capacity to 3,12,450 tons per annum.

The Company, along with overseas group companies, is in the process of acquiring St. Anne Nackawic Pulp Mill in Canada in joint venture with Tembec, Canada, the leading integrated forest products manufacturer in North America and France. The mill is likely to recommence its operations from the 3rd quarter of FY06. Further, as a part of this strategy and to reinforce its competitive edge in the cellulosic manmade fibre sector, plans to set up fully integrated operations, virtually from the 'Forest to the Fabric' stage are on the anvil. Towards this end the Company intends setting up greenfield plants globally.

The outlook of the business continues to be positive due to expected gains in post MFA era, quota abolition, planned VSF capacity expansion and augmenting of captive pulp supply thru global plants.

## Cement Business

The Cement business has posted a strong performance, with production and sales volumes recording a double-digit growth. Production at 3.35 Mn. tons rose by 12% over the corresponding quarter, while sales volumes at 3.34 Mn. tons were up by 10%. Realisations at Rs.2,019 per MT reflected a 4% hike over the corresponding quarter.

Grasim's Cement Business has envisaged a total capital outlay of around Rs.946 crores towards modernization, capacity expansion, de-bottlenecking and an increased power plant capacity.

Cement Subsidiaries : UltraTech Cement Limited has bettered its performance during the quarter. Its combined sale of cement and clinker was maintained at 38.9 Mn. tons. The realization increased by 4% over the corresponding quarter. The Company changed its product mix for the export market and switched over to higher sale of cement as against clinker. As a result, cement exports rose by 118%, from 1.90 lac tons to 4.15 lac tons, leading to improved operating performance. Revenue for the quarter grew to Rs.815 crores. Net Profit after tax was considerably higher at Rs.60 crores.

Similarly, other cement subsidiaries, viz., Shree Digvijay Cement, Narmada Cement and UltraTech Ceylinco have also performed well.

Ultra Tech has embarked on a capex plan of Rs.984 crores largely towards setting up of new power plant, de-bottlenecking and modernization.

The renewed impetus on infrastructure sector by the Government, aided by the expected strong growth in the housing sector and improved industrial growth, should augur well for the cement business. The Company expects to better its performance in the ensuing years.

## Sponge Iron Business

The performance of Sponge Iron business has been affected by the increased import of scrap at lower prices and slowdown in user demand on expectations of price correction. Production was higher by 2% at 1,79,816 tons and sales volumes were lower by 22% at 1,43,627 tons. However,

realizations were up by 12% over the corresponding quarter at Rs.14,075 per ton due to the scrap prices ruling high during the first two months of the quarter. Operating margins were squeezed due to a steep increase in the input costs.

The outlook for the Sponge Iron Business remains positive despite the uncertainty over availability of natural gas and the recent hike in its prices. The availability of natural gas is likely to improve by the end of CY 2006. Realisations, however, are expected to be subdued in the near term. As a part of the strategy to enhance its performance, the Company's thrust will be on optimum utilization of plant capacity and asset sweating. Upon improvement in the availability of natural gas, the Company will explore entering overseas markets to offset the fall in domestic demand.

## Chemical Business

The Chemical business performed exceedingly well. Realisations surged by 52% over the corresponding quarter at Rs.24,669 per ton, resulting from higher international caustic prices and firm chlorine and HCL prices. However, Production and consequently, sales volumes were down due to a temporary shut down of power plant for routine maintenance. Operating margins improved sharply despite higher power cost.

The Company has plans to convert its remaining mercury cell based capacity into membrane cell involving a total capital outlay of Rs.148 crores. This will improve productivity and reduce power consumption.

The Company will continue its focus on optimum resource utilization and development of ancillary products, which should translate into enhanced growth and profitability.

## Outlook

Grasim is poised for a significant growth in the years ahead. Grasim's optimism is based on its further capacity plans, leadership status in its key business segments, cost optimization measures, strategic planning and prudent financial management.

GRASIM
ADITYA BIRLA GROUP

UNAUDITED FINANCIAL RESULTS
FOR THE QUARTER ENDED 30th JUNE 2005

**CONSOLIDATED RESULTS :**

Rs. in Crores

| | Three Months ended 30th June 2005 | Three Months ended 30th June 2004 * ( Note 1 ) | Full Year ended 31st March 2005 (Audited) |
|---|---|---|---|
| **Net Sales / Income from Operations** | **2,495.29** | **1,602.01** | **9,409.99** |
| Other Income | 75.50 | 46.33 | 218.66 |
| Expenditure : | | | |
| - Decrease / ( Increase ) in Stock | (59.68) | 0.35 | (122.14) |
| - Raw Material Consumed | 577.54 | 435.30 | 2,157.77 |
| - Purchases of Finished Goods | 12.99 | 9.69 | 47.19 |
| - Payment to & Provision for Employees | 122.87 | 98.95 | 499.39 |
| - Power & Fuel | 513.44 | 257.69 | 2,019.19 |
| - Freight , Handling & Other Expenses | 372.99 | 145.70 | 1,114.86 |
| - Other Expenditure | 390.17 | 206.33 | 1,640.10 |
| **Total Expenditure** | **1,930.32** | **1,154.01** | **7,356.36** |
| Interest | 56.65 | 39.87 | 284.67 |
| **Gross Profit** | **583.82** | **454.46** | **1,987.62** |
| Depreciation | 135.41 | 78.47 | 556.13 |
| **Profit before Exceptional Items and Tax Expense** | **448.41** | **375.99** | **1,431.49** |
| Tax Provision of earlier years written back | - | - | 0.38 |
| Surplus on pre-payment of sales tax loan | - | - | 34.35 |
| Impairment of Goodwill | - | - | (162.45) |
| **Profit before Tax Expense** | **448.41** | **375.99** | **1,303.77** |
| Provision for Current Tax | (133.22) | (110.02) | (483.65) |
| Provision for Deferred Tax | 13.50 | (43.63) | 41.18 |
| **Net Profit** | **328.69** | **222.34** | **861.30** |
| Less : Minority's Share | 32.61 | - | (15.18) |
| Less: Pre-acquisition Loss | - | - | (3.85) |
| **Net Profit ( After Minority's share )** | **296.08** | **222.34** | **880.33** |
| Paid up Equity Share Capital (Face Value Rs. 10 per share) | 91.69 | 91.69 | 91.69 |
| Reserves excluding Revaluation Reserve | | | *3,946.56* |
| **Basic & Diluted EPS for the period (Rupees)** | **32.29** | **24.25** | **96.01** |

**Notes:**

* 1 (a) Consolidated Financial Results have been prepared in accordance with Accounting Standard on Consolidated Financial Statements (AS-21) and Accounting Standard on Financial Reporting of Interest in Joint Ventures (AS-27) issued by the Institute of Chartered Accountants of India.

(b) UltraTech Cement Ltd. (UltraTech) became a subsidiary of the Company w.e.f. 6th July, 2004 and accordingly the Financial Results of UltraTech and its subsidiaries have not been consolidated in the results for the corresponding three months ended 30th June, 2004. Had the same been consolidated in the Company's results, restated key consolidated numbers for the three months ended 30th June 2004 would have been as under :-

| | Rs. in Crores |
|---|---|
| - Net Sales / Income from Operations | 2302.92 |
| - Gross Profit | 515.60 |
| - Net Profit | 188.04 |
| - Net Profit (after Minority's Share) | 208.77 |
| - Earning per Share (Rupees) | 22.77 |

However, consolidated results for the full year ended 31st March, 2005 incorporate full year's Financial Results of UltraTech and its subsidiaries.

Cont.....2

STANDALONE RESULTS :

Rs. in Crores

| | Three Months ended 30th June 2005 | Three Months ended 30th June 2004 | Full Year ended 31st March 2005 ( Audited ) |
|---|---|---|---|
| **Net Sales / Income from Operations** | **1,553.28** | **1,517.08** | **6,247.07** |
| Other Income | 65.49 | 16.26 | 169.38 |
| Expenditure : | | | |
| - Decrease / ( Increase ) in Stock | (42.89) | 3.66 | (100.67) |
| - Raw Material Consumed | 469.32 | 421.66 | 1,873.05 |
| - Purchases of Finished Goods | 28.13 | 9.69 | 49.02 |
| - Payment to & Provision for Employees | 96.38 | 91.78 | 373.13 |
| - Power & Fuel | 249.91 | 238.49 | 1,035.74 |
| - Freight , Handling & Other Expenses | 180.18 | 141.17 | 586.06 |
| - Other Expenditure | 197.88 | 180.53 | 815.43 |
| **Total Expenditure** | **1,178.91** | **1,086.98** | **4,631.76** |
| Interest | 26.53 | 32.89 | 138.76 |
| **Gross Profit** | **413.33** | **413.47** | **1,645.93** |
| Depreciation | 70.48 | 69.80 | 284.57 |
| **Profit before Exceptional Items and Tax Expense** | **342.85** | **343.67** | **1,361.36** |
| Surplus on pre-payment of sales tax loan | - | - | 34.35 |
| Provision for diminution in value of investment and loans | - | - | (92.00) |
| **Profit before Tax Expense** | **342.85** | **343.67** | **1,303.71** |
| Provision for Current Tax | (97.30) | (110.00) | (451.00) |
| Provision for Deferred Tax | 5.40 | (14.50) | 33.00 |
| **Net Profit** | **250.95** | **219.17** | **885.71** |
| Paid up Equity Share Capital (Face Value Rs. 10 per share) | 91.69 | 91.69 | 91.69 |
| Reserves excluding Revaluation Reserve | | | *4,231.96* |
| **Basic & Diluted EPS for the period ( Rupees )** | **27.37** | **23.90** | **96.60** |

**Notes contd. from page 1:**

2 During the quarter, total 6 investor complaints were received, all of which have been attended by the Company. No complaints were pending either at the beginning or at the end of the quarter.

3 Other Income includes profit of Rs. 45.39 Crores on sale of Long Term Investments during the quarter.

4 Previous period's figures have been regrouped / rearranged wherever necessary to conform to this period's classification.

Cont... ... 3

- SEGMENTS REPORTING :

Rs. in Crores

| | Standalone | | | Consolidated | | |
|---|---|---|---|---|---|---|
| | Three Months ended 30th June 2005 | Three Months ended 30th June 2004 | Full Year ended 31st March 2005 ( Audited ) | Three Months ended 30th June 2005 | Three Months ended 30th June 2004 | Full Year ended 31st March 2005 ( Audited ) |
| **1. SEGMENT REVENUE** | | | | | | |
| a Fibre & Pulp | 418.28 | 495.42 | 1,957.35 | 433.56 | 507.29 | 2,006.25 |
| b Cement | 801.81 | 682.33 | 2,803.92 | 1,674.03 | 721.53 | 5,749.84 |
| c Sponge Iron | 220.46 | 249.95 | 1,021.48 | 220.46 | 249.95 | 1,021.48 |
| d Chemicals | 99.46 | 72.47 | 351.76 | 101.81 | 74.30 | 351.76 |
| e Textiles | 52.79 | 52.42 | 260.25 | 52.79 | 52.42 | 260.25 |
| f Others | - | - | - | 52.16 | 32.03 | 180.81 |
| **TOTAL** | 1,592.80 | 1,552.59 | 6,394.76 | 2,534.81 | 1,637.52 | 9,570.39 |
| (Less) : Inter Segment Revenue | (39.52) | (35.51) | (147.69) | (39.52) | (35.51) | (160.40) |
| **Net Sales / Income from Operations** | **1,553.28** | **1,517.08** | **6,247.07** | **2,495.29** | **1,602.01** | **9,409.99** |
| **2. SEGMENT RESULTS** | | | | | | |
| a Fibre & Pulp | 76.67 | 134.06 | 553.58 | 75.62 | 134.34 | 554.60 |
| b Cement | 147.31 | 127.66 | 393.09 | 274.04 | 161.85 | 578.67 |
| c Sponge Iron | 60.70 | 102.87 | 355.17 | 60.70 | 102.87 | 355.17 |
| d Chemicals | 33.14 | 7.57 | 86.98 | 33.07 | 7.61 | 86.98 |
| e Textiles | (0.58) | (1.08) | (0.46) | (0.58) | (1.08) | (0.46) |
| f Others | (1.32) | (0.01) | 0.01 | 8.75 | 4.78 | 29.45 |
| **TOTAL** | 315.92 | 371.07 | 1,388.37 | 451.60 | 410.37 | 1,604.41 |
| Add / (Less) : | | | | | | |
| **Interest** | **(26.53)** | **(32.89)** | **(138.76)** | **(56.65)** | **(39.87)** | **(284.67)** |
| **Net Unallocable Income / (Expenditure )** | 53.46 | 5.49 | 111.75 | 53.46 | 5.49 | 111.75 |
| **Profit before Exceptional Items and Tax Expense** | **342.85** | **343.67** | **1,361.36** | **448.41** | **375.99** | **1,431.49** |
| Tax Provision of earlier years written back | - | - | - | - | - | 0.38 |
| Surplus on pre-payment of sales tax loan | - | - | 34.35 | - | - | 34.35 |
| Provision for diminution in value of investment and loans | - | - | (92.00) | - | - | - |
| Impairment of Goodwill | - | - | - | - | - | (162.45) |
| **Profit Before Tax Expense** | **342.85** | **343.67** | **1,303.71** | **448.41** | **375.99** | **1,303.77** |
| **3. CAPITAL EMPLOYED** | | | | | | |
| a Fibre & Pulp | 1,046.93 | 795.72 | 1,026.77 | 1,074.65 | 822.65 | 1,054.62 |
| b Cement | 2,038.50 | 2,096.52 | 2,132.02 | 6,735.27 | 2,076.68 | 6,887.92 |
| c Sponge Iron | 478.72 | 502.45 | 511.69 | 478.72 | 502.45 | 511.68 |
| d Chemicals | 197.29 | 194.26 | 212.65 | 204.62 | 201.10 | 212.65 |
| e Textiles | 103.42 | 108.45 | 101.37 | 103.42 | 108.45 | 101.37 |
| f Others | 1.78 | 2.05 | 3.14 | 347.06 | 350.61 | 364.86 |
| **TOTAL** | 3,866.64 | 3,699.45 | 3,987.64 | 8,943.74 | 4,061.94 | 9,133.10 |
| g Unallocated Corporate Capital Employed | 3,128.56 | 3,212.82 | 2,948.55 | 762.76 | 2,974.94 | 567.98 |
| **TOTAL CAPITAL EMPLOYED** | **6,995.20** | **6,912.27** | **6,936.19** | **9,706.50** | **7,036.88** | **9,701.08** |

**Notes contd. from page 2**

5 Segments have been identified in line with the Accounting Standard on Segment Reporting (AS-17), taking into account the organisational structure as well as differential risks and return of these segments. Details of products included in each of the above segments are as under:

Fibre & Pulp - Viscose Staple Fibre & Rayon Grade Pulp
Cement - Grey & White Cement
Sponge Iron - Sponge Iron
Chemicals - Caustic Soda & Allied Chemicals
Textiles - Fabric & Yarn
Others - Mainly Telecom (in consolidated results)

6 The above results have been taken on record at the meeting of the Bord of Directors held on 27th July, 2005. The limited review, as required under Clause 41 of Listing Agreement has been completed and the related report is being submitted to the concerned Stock Exchanges.

For and on behalf of Board of Directors

Place : Mumbai
Date : 27th July, 2005

**D. D. Rathi**
Whole-time Director

**G. P. KAPADIA & CO.**
CHARTERED ACCOUNTANTS

PHONES : 2265 4239, 2265 4288, 2265 4313
FAX : (91-22) 2265 4256
E-mail : gpkco@yahoo.com

*Hamam House,*
*Ambalal Doshi Marg,*
(HAMAM STREET)
*Mumbai 400 001.*

## AUDITORS' REVIEW REPORT

TO THE BOARD OF DIRECTORS OF GRASIM INDUSTRIES LIMITED
On Limited Review of unaudited Financial Results for the quarter ended on June 30, 2005.

We have reviewed the accompanying statement of unaudited financial results of **Grasim Industries Limited**, for the quarter ended June 30, 2005. In this statement, the results of Cement Division and Vikram Woollens Division are incorporated, which have been subjected to a limited review by the branch auditors of the Company. In the consolidated results, the unaudited results of its of subsidiary companies, Ultra Tech Cement Limited, Shri Digvijay Cement Company Limited and Dakshin Cement Limited, which have been subjected to limited review by its respective statutory auditors and the unaudited results of other subsidiary companies and joint ventures as certified by the respective management are incorporated. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters, to obtain moderate assurance as to whether the financial statements are free of material misstatements. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. According, we do not express such an opinion.

Based on our limited review conducted as stated above and we report that the financial results referred to in this report give the information in accordance with the books of account, records and other statements produced before us and nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with accounting standards disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material mis-statement.

**For G.P. KAPADIA & CO.**
**Chartered Accountants**

**[Atul B. Desai]**
**Partner**

**Membership No. 30850**

**Dated: 27th July 2005**